SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO /A

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN LAND LEASE, INC.

(Name of Subject Company (Issuer))

GCP SUNSHINE ACQUISITION, INC.,

a subsidiary of

GCP REIT II

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

GCP Sunshine Acquisition, Inc.

c/o Green Courte Partners, LLC

560 Oakwood Avenue, Suite 100

Lake Forest, Illinois 60045

Attention: James R. Goldman, Managing Director

(847) 582-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Hal M. Brown, Esq.

Jason C. Harmon, Esq.

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601

(312) 368-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$142,310,255.80	$5,592.79

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $14.20 per share by the sum of (x) the 7,937,943 shares of common stock, par value $0.01 per share (the “Shares”), of American Land Lease, Inc. issued and outstanding as of December 18, 2008, (y) the 1,091,381 Shares that are issuable on or prior to the expiration of this tender offer upon exercise of all options to purchase Shares that are currently outstanding and exercisable and (z) the 992,525 Shares that are issuable on or prior to the expiration of this tender offer upon the exchange of all operating partnership units that are currently outstanding.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,592.79	Filing Party:	GCP Sunshine Acquisition, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	December 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2008 and amended on January 23, 2009 (the “Schedule TO”) relating to the offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of American Land Lease, Inc., a Delaware corporation (the “Company”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), of the Company, at a price of $14.20 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008, among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and a majority-owned subsidiary of the Company.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on February 17, 2009. The full text of the press release issued by Green Courte Partners, LLC (“Green Courte Partners”) on February 6, 2009 announcing the extension of the Expiration Date is filed herewith as Exhibit (a)(5)(B). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 5:00 p.m., New York City time, on February 5, 2009, are hereby amended and restated to refer to the Expiration Date of 5:00 p.m., New York City time, on February 17, 2009. Stockholders are NOT required to submit a new Letter of Transmittal to tender their Shares.

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal, is expressly incorporated herein by reference to all of the items in the Schedule TO, except as otherwise set forth below.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on February 17, 2009. In order to reflect the extension of the Expiration Date of the Offer, all references to “February 5, 2009” are replaced with “February 17, 2009”.”

The full text of the press release issued by Green Courte Partners on February 6, 2009 announcing the extension of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 11. Additional Information

Item 11 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The following paragraphs hereby replace in their entirety the paragraphs set forth in Item 16, “Certain Legal Matters; Required Regulatory Approvals – Litigation”, of the Offer to Purchase:

“Following the public announcement of the Merger Agreement, on December 12, 2008, a purported shareholder class action was filed by Lori Weinrib in the Circuit Court of the Sixth Judicial Circuit, in Pinellas County, Florida against the Company, the directors of the Company and Green Courte Partners, LLC. The complaint alleged, among other things: (1) the Chief Executive Officer and the directors of the Company breached their fiduciary duties of care, good faith and loyalty to holders of the Company’s common stock and (2) Green Courte Partners, LLC aided and abetted such breaches. The Plaintiff sought an award of damages in an unspecified amount. On January 27, 2009, the Plaintiff voluntarily dismissed her complaint without prejudice.

On December 30, 2008, Lori Weinrib filed another purported shareholder class action and individual action in the United States District Court, Middle District of Florida, Tampa Division against the Company and its directors. The complaint alleges, among other things, that the Company and the directors of the Company violated Section 14(e) of the Exchange Act by providing materially incomplete and misleading information concerning the proposed transaction and that the directors of the Company breached their fiduciary duties of care, good faith and loyalty to holders of Common Stock. On January 15, 2009, the Plaintiff moved for a preliminary injunction to enjoin the Offer, seeking additional disclosures concerning the proposed transaction. The Plaintiff’s motion was denied on February 3, 2009.”

Item 12. Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:1

(a)(1)(A)	Offer to Purchase, dated December 23, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press release issued by GCP REIT II and American Land Lease, Inc. on December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 11, 2008).*

(a)(1)(H)	Form of summary advertisement, published December 23, 2008.*

(a)(5)(A)	Press release issued by Green Courte Partners, LLC on January 23, 2009.*

(a)(5)(B)	Press release issued by Green Courte Partners, LLC on February 6, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.*

(d)(2)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore.*

(d)(3)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association.*

(d)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008.*

(g)	Not applicable.

(h)	Not applicable.

1	All references to “February 5, 2009” as the Expiration Date of the Offer in the following documents incorporated by reference as Exhibits to the Schedule TO are hereby replaced with “February 17, 2009”: Offer to Purchase; Letter of Transmittal; Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees; and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009

GCP SUNSHINE ACQUISITION, INC.

By:	/s/ James R. Goldman
Name: James R. Goldman
Title: President

GCP REIT II

By:	/s/ James R. Goldman
Name: James R. Goldman
Title: President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 23, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press release issued by Parent and the Company on December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 11, 2008).*

(a)(1)(H)	Form of summary advertisement, published December 23, 2008.*

(a)(5)(A)	Press release issued by Green Courte Partners, LLC on January 23, 2009.*

(a)(5)(B)	Press release issued by Green Courte Partners, LLC on February 6, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.*

(d)(2)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore.*

(d)(3)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association.*

(d)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.